UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RiT TECHNOLOGIES LTD.
(Name of Subject Company)

RiT TECHNOLOGIES LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
(Title of Class of Securities)

M8215N 10 9
(CUSIP Number of Class of Securities)

SIMONA GREEN
VICE PRESIDENT FINANCE
RiT TECHNOLOGIES LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719 ISRAEL
972-3-645-5151
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Ido Zemach, Adv.	Mark Selinger, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	McDermott, Will & Emery LLP
2 Weizmann Street	340 Madison Avenue
Tel Aviv 64239, Israel	New York, NY 10173
(972) 3-608-9999	(212) 547-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

        The name of the subject company is RiT Technologies Ltd., an Israeli company (the “Company”). The address and telephone number of the principal executive offices of the Company are 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel; Tel: +972-3-645-5151.

        The title of the class of equity securities to which this Statement relates is the Company’s Ordinary Shares, par value NIS 0.10 per share (the “Ordinary Shares”). As of May 1, 2008, there were 14,681,574 Ordinary Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.rittech.com. The information on the Company’s website should not be considered part of this Statement.

        This Statement relates to the offer by STINS COMAN Incorporated, a company incorporated pursuant to the laws of Russia (the “Purchaser”), to purchase for cash from the Company’s shareholders 734,079 Ordinary Shares or such greater number of Ordinary Shares that will represent 5% of the total voting rights of the Company outstanding as of the expiration of the offer, at a price of $0.86 per share, net, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase and related letter of transmittal (the “Offer”).

        The Offer is disclosed in a Tender Offer Statement on Schedule TO dated May 2, 2008 (the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (“SEC”). The Purchaser’s offer to purchase is filed as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related letter of transmittal is filed as Exhibit (a)(1)(B), to the Schedule TO (the “Letter of Transmittal”) and are incorporated herein by reference.

        This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

        The Schedule TO states that the address of the principal executive offices of the Purchaser is Pervomayskaya Street, 126 Moscow 105203, Russia and the Purchaser’s telephone number at that address is 011-7-495-231-3040.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described or referred to in this Statement, to the Company’s knowledge, there exists on the date this Statement was filed with the SEC no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (a) the Company, its executive officers, directors or affiliates or (b) the Purchaser or its affiliates.

        Certain Arrangements Between the Purchaser and Members of the Board of Directors and the Executive Officers of the Company

        On March 27, 2008, the Company’s principal shareholders, Yehuda Zisapel, the Chairman of the Board of Directors of the Company and its co-founder, Zohar Zisapel, the brother of Mr. Yehuda Zisapel, and Dr. Meir Barel, a director of the Company (together, the “Sellers”), entered into a Securities Purchase Agreement for the sale of their entire shareholdings in the Company to the Purchaser (the “Purchase Agreement”).

        Under the Purchase Agreement, the Sellers agreed to sell to the Purchaser all of the 5,122,521 Ordinary Shares held by them (or their affiliates), representing approximately 34.9% of the Company’s outstanding share capital of the Company, for an aggregate purchase price of $4,405,368, or $0.86 per share, to be paid at closing. In addition, at the closing, the Sellers will grant the Purchaser a right of first refusal with respect to their existing warrants to purchase a total of 302,679 Ordinary Shares at an exercise price of $1.75 per share (the “Warrants”). Under such right of first refusal, the Purchaser will be entitled to purchase the Warrants at the then current Black-Scholes Value (as defined in the Purchase Agreement) prior to the exercise or transfer of such warrants by any of the Sellers. The closing of the transaction is subject to customary closing conditions, including, as required by Israeli law, the completion by the Purchaser of the Offer.

        The Purchase Agreement was filed on March 31, 2008 as an exhibit to Mr. Yehuda Zisapel’s Schedule 13D/A, and is incorporated herein by reference. This description of the terms of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement.

        In light of the foregoing, following the successful consummation of the Offer, the Purchaser will beneficially own approximately 39.9% of the Company’s outstanding Ordinary Shares (excluding the Warrants). Under Israeli law, the Purchaser will then be in a position to exert significance influence on the Company’s’ corporate governance and policy, including the election of directors and the approval of change in control transactions.

        Messrs. Yehuda Zisapel and Meir Barel have informed the Company that they will resign from the Company’s Board of Directors following the closing of the transactions contemplated by the Purchase Agreement.

        Certain Arrangements Between the Company and the Purchaser

        The Purchaser has served as a distributor of the Company in Russia since 1994 and has worked with the Company consistently since that date. In May 2005, the Company entered into an International Distributor Agreement with the Purchaser (the “Distributor Agreement”), whereby the Company appointed the Purchaser as its non-exclusive distributor in Russia. In 2006 and 2007, the Company generated approximately $229,000 and $395,000, respectively, in revenues from orders placed by the Purchaser under the Distributor Agreement. In 2008, the Company estimates to generate revenues of over $1 million from orders placed by the Purchaser under the Distributor Agreement.

        The Distributor Agreement is filed as Exhibit (e)(3) to this Statement, and is incorporated herein by reference. This description of the terms of the Distributor Agreement is qualified in its entirety by reference to the Distributor Agreement.

        Certain Arrangements Between the Company and its Executive Officers and Directors

        Certain information regarding compensation paid by the Company to its executive officers and directors; share ownership of the Company’s executive officers and directors; and other related party transactions is included in the following sections of the Company’s Form 20-F filed with the SEC on March 28, 2008 (the “Form 20-F”), which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference: Item 6.B.: Compensation, Item 6.E.: Share Ownership, Item 7.A.: Major Shareholders, Item 7.B.: Related Party Transactions, and Item 10.B.: Memorandum and Articles of Association.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)   Solicitation or Recommendation

        Based upon a determination by the Board of Directors of the Company (the “Board”), the Board is expressing no opinion and is remaining neutral with respect to the Offer. Each shareholder must make its own decision as to whether to tender its Ordinary Shares and, if so, how many Ordinary Shares to tender. Messrs. Yehuda Zisapel and Meir Barel, directors of the Company, have conflicts of interest in the Offer and did not participate in the consideration of the Offer by the Board.

        Although the Board is expressing no opinion and is remaining neutral with respect to the Offer, the Board believes each shareholder should carefully read the Offer and this Statement before making any decision regarding tendering its Shares and make such decision based on all of the available information, including the adequacy of the Offer Price, in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described below and any other factors that the shareholder deems relevant to its investment decision. The Board suggests that shareholders consider, among other things, the following factors in deciding whether to tender their Shares in the Offer:

—	Historical market prices of the Ordinary Shares: Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares; Dividends on the Shares”) and also obtain a current market quotation for the Ordinary Shares;

—	Financial condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in the 2007 Annual Report on Form 20-F and other reports of the Company filed with the SEC; and

—	Certain U.S. and Israeli tax considerations related to the tender of the Ordinary Shares: Shareholders should review the tax information set forth in Section 5 of the Offer to Purchase (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”).

        In addition, shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b)   Reasons

        The Board resolved to express no opinion and remain neutral with respect to the Offer for the following reasons:

—	The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that a shareholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Board believes that each shareholder should review the Offer, consult with such holder’s financial and tax advisors and make an independent determination that would meet the investment objectives of such shareholder.

—	But for requirements of Israeli law applicable if a purchaser crosses the 25% ownership threshold if no other person owns at least 25% of the voting rights in the Company, the Company believes that (i) the Purchaser would acquire the Ordinary Shares held by the Sellers without conducting the Offer and (ii) the Purchaser would attempt to acquire additional Ordinary Shares through private transactions or open market purchases. Under such circumstances, the Company would not have been required to, and would not, make any recommendation to its shareholders in connection with such purchases.

(c)   Intent to Tender

        To the Company’s knowledge, after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Ordinary Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        During the past sixty (60) days, other than as set forth in this Statement, no transactions in the Ordinary Shares have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of securities by or of the Company; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

        Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Israeli Companies Law

        As an Israeli company, the Company is subject to Section 328 of the Israel Companies Law. In general, Section 328 provides that a “special tender offer” must be made by a purchaser of shares of a public company if, as a result of the acquisition, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns at least 25% of the voting rights. Accordingly, in order for the Purchaser to purchase Ordinary Shares above the 25% threshold, the Purchaser is required to conduct a special tender offer meeting the requirements of Israeli law. In addition, under the Companies Law, once a shareholder owns in excess of 25% of the outstanding shares of a company, this shareholder may purchase shares in the open market or through private transactions, and not strictly through a tender offer, unless as a result of the purchase the shareholder would own in excess of 45% of the outstanding shares of the company, if no other person owns at least 45% of the voting rights of the company.

Rights of Shareholders in the Offer

        As set forth in the Offer to Purchase, a shareholder will have no appraisal rights with respect to the Offer and shareholders may respond to the Offer by accepting the Offer or notifying the Purchaser of their objection to the Offer. Alternatively, they may simply do nothing and not tender their shares or object to the Offer. Under Israeli law, it is a condition to the Offer that the aggregate number of shares tendered in the Offer is greater than the number of shares represented in notices of objection. In making this calculation, the Purchaser is required to exclude shares held by it.

Regulatory Approvals

        Israeli Investment Center. Prior to the consummation of the Offer, the Company is required to receive the approval of the Investment Center of the Ministry of Industry, Trade and Labor of Israel regarding the purchase of Ordinary Shares pursuant to the Offer. This approval is required because the Company’s facilities currently enjoy “approved enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, which provides the Company with certain tax benefits. In order to maintain its “approved enterprise” status and such tax benefits, the Company is required, among other things, to obtain the approval of the Investment Center for certain changes in its shareholdings, including the purchase of the Ordinary Shares pursuant to the Offer. There is no assurance that the approval of the Investment Center will be received.

        Israeli Office of the Chief Scientist. Following the consummation of the Offer, the Company is required to notify the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel of the purchase of the Company’s shares pursuant to the Offer. This notification is required because the Company received funding for certain research and development activities under the Israeli Law for the Encouragement of Industrial Research and Development, 5744-1984.

        In addition, as set forth in the Offer to Purchase, the Purchaser must receive any necessary material approval, permit, authorization or consent of any U.S., Israeli or other governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) prior to the consummation of the Initial Offer Period under the Offer.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated May 2, 2008 (incorporated herein by reference to Exhibit (A)(1)(A) to the Schedule TO of Purchaser filed with the SEC on May 2, 2008)

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (A)(1)(B) to the Schedule TO of Purchaser filed with the SEC on May 2, 2008)

(a)(3)	Text of Press Release issued by the Company on March 27, 2008 (filed with the SEC under cover of Schedule 14D-9C on March 27, 2008 and incorporated herein by reference).

(a)(4)	Text of Press Release issued by the Company on May 2, 2008 (filed with the SEC under cover of Schedule 14D-9 on May 2, 2008 and incorporated herein by reference).

(e)(1)	Items 6.B., 6.E., 7.A., 7.B. and 10.B. of the Company's Form 20-F for the year ended December 31, 2007 (filed with the SEC on March 28, 2008 and incorporated herein by reference)

(e)(2)	Securities Purchase Agreement between the Purchaser and the Sellers, dated March 27, 2008 (incorporated herein by reference to Exhibit 1 to Mr. Yehuda Zisapel's Schedule 13D/A filed with the SEC on March 31, 2008).

(e)(3)	International Distributor Agreement between the Purchaser and the Company, dated May 1, 2005

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008

RiT TECHNOLOGIES LTD. By: /s/ Simona Green —————————————— Simona Green VP Finance